Exhibit 99.1

Contact Information

Huazhu Investor Relations

Tel: 86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com

Huazhu Group Limited Announces Preliminary Results for Hotel Operations

in the Fourth Quarter and the Full Year of 2021

Shanghai, China, January 20, 2022 – Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (“Huazhu”, “we” or “our”), a world-leading hotel group, today announced preliminary results for hotel operations in the fourth quarter (“Q4 2021”) and the full year ended December 31, 2021.

COVID-19 update

For our Legacy-Huazhu business, RevPAR recovery in Q4 2021 was still significantly impacted by several COVID-19 resurgences in China. In terms of monthly breakdown, our RevPAR recovered to 90%, 76%, and 90% of the levels in October, November, and December 2019, respectively. Entering into 2022, we saw that the COVID-19 pandemic was still lingering in several cities and provinces, such as Xi’an, Tianjin and Henan Province, etc. Additionally, the new Omicron variant was also detected recently in several cities in China. More importantly, travelling restrictions are expected to be stricter in Beijing and its surrounding areas in anticipation of the upcoming Beijing Olympic Winter Games. Therefore, all the above factors would increase uncertainties and pressures to our RevPAR recovery in the first quarter of 2022.

After continuous business recovery in Q3 2021 thanks to the progress of vaccination campaign and easing of restrictions, Steigenberger Hotels AG and its subsidiaries (“DH”) in Q4 2021 were impacted by tightened governmental control measures and testing requirements due to the third and fourth waves of the COVID-19 pandemic in European countries. As a result, the recovery trend of DH was disrupted in November 2021, as RevPAR and occupancy numbers declined compared to those in the summer. In terms of vaccination, as of January 18, 2022, approximately 75% of the entire German population has received at least one dose and approximately 72% of the population has been fully vaccinated, and 47% has received the third dose. RevPAR recovery in the near-term is expected to remain under pressure due to the recent Omicron variant. However, we believe that the RevPAR recovery trend will quickly resume once the number of COVID cases start to decline.

Meanwhile, DH continues its effort to implement a comprehensive cash and cash flow improvement program, especially focusing on personnel cost reduction, process optimization and negotiation of further lease waivers. In addition, government subsidy was received in December 2021.

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q4 2021	Closed (2) in Q4 2021	Net added in Q4 2021	As of December 31, 2021 (3)	As of December 31, 2021
Leased and owned hotels	7	(8)	(1)	662	91,284
Manachised and franchised hotels	436	(74)	362	7,044	636,859
Total	443	(82)	361	7,706	728,143

(1)       Legacy-Huazhu refers to Huazhu and its subsidiaries, excluding DH.

(2)       The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q4 2021, we temporarily closed 9 hotels for brand upgrade and business model change purposes.

(3)       As of December 31, 2021, 147 hotels were requisitioned by governmental authorities.

	As of December 31, 2021
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,772	1,194
Leased and owned hotels	397	3
Manachised and franchised hotels	4,375	1,191
Midscale and upscale hotels	2,934	1,377
Leased and owned hotels	265	15
Manachised and franchised hotels	2,669	1,362
Total	7,706	2,571

Operational hotels excluding hotels under requisition
	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2020	2021	2021	change
Average daily room rate (in RMB)
Leased and owned hotels	272	296	286	5.1%
Manachised and franchised hotels	224	238	232	3.9%
Blended	231	246	239	3.7%
Occupancy Rate (as a percentage)
Leased and owned hotels	79.6%	69.7%	67.4%	-12.2	p.p.
Manachised and franchised hotels	80.8%	72.2%	68.4%	-12.4	p.p.
Blended	80.6%	71.9%	68.2%	-12.4	p.p.
RevPAR (in RMB)
Leased and owned hotels	217	206	193	-11.0%
Manachised and franchised hotels	181	172	159	-12.1%
Blended	186	177	163	-12.2%

	For the quarter ended
	December 31,	December 31,	yoy
	2019	2021	change
Average daily room rate (in RMB)
Leased and owned hotels	277	286	3.2%
Manachised and franchised hotels	223	232	4.5%
Blended	232	239	3.1%
Occupancy Rate (as a percentage)
Leased and owned hotels	84.7%	67.4%	-17.4	p.p.
Manachised and franchised hotels	81.6%	68.4%	-13.3	p.p.
Blended	82.2%	68.2%	-13.9	p.p.
RevPAR (in RMB)
Leased and owned hotels	235	193	-17.9%
Manachised and franchised hotels	182	159	-12.5%
Blended	191	163	-14.4%

	For the year ended
	December 31,	December 31,	yoy
	2020	2021	change
Average daily room rate (in RMB)
Leased and owned hotels	241	286	18.7%
Manachised and franchised hotels	204	232	13.3%
Blended	210	239	13.8%
Occupancy Rate (as a percentage)
Leased and owned hotels	68.9%	70.6%	+1.7 p.p.
Manachised and franchised hotels	71.4%	72.4%	+1.0 p.p.
Blended	71.0%	72.2%	+1.2 p.p.
RevPAR (in RMB)
Leased and owned hotels	166	202	21.7%
Manachised and franchised hotels	146	168	14.9%
Blended	149	172	15.6%

	For the year ended
	December 31,	December 31,	yoy
	2019	2021	change
Average daily room rate (in RMB)
Leased and owned hotels	276	286	3.5%
Manachised and franchised hotels	224	232	3.2%
Blended	234	239	2.0%
Occupancy Rate (as a percentage)
Leased and owned hotels	87.0%	70.6%	-16.3p.p.
Manachised and franchised hotels	83.8%	72.4%	-11.4p.p.
Blended	84.4%	72.2%	-12.2p.p.
RevPAR (in RMB)
Leased and owned hotels	240	202	-15.9%
Manachised and franchised hotels	188	168	-10.8%
Blended	198	172	-12.7%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of December 31,		For the quarter ended December 31,		yoy change	For the quarter ended December 31,		yoy change	For the quarter ended December 31,		yoy change
	2020	2021	2020	2021		2020	2021		2020	2021	(p.p.)
Economy hotels	3,341	3,341	152	128	-15.6%	179	180	0.8%	85.2%	71.4%	-13.8
Leased and owned hotels	388	388	170	146	-14.1%	201	204	1.1%	84.6%	71.9%	-12.7
Manachised and franchised hotels	2,953	2,953	149	125	-15.9%	174	175	0.6%	85.3%	71.3%	-14.0
Midscale and upscale hotels	1,734	1,734	247	208	-15.7%	314	312	-0.5%	78.7%	66.7%	-12.0
Leased and owned hotels	222	222	280	238	-15.1%	378	378	0.2%	74.2%	62.8%	-11.4
Manachised and franchised hotels	1,512	1,512	240	202	-15.9%	301	299	-0.8%	79.7%	67.6%	-12.1
Total	5,075	5,075	192	162	-15.6%	232	233	0.3%	82.5%	69.4%	-13.1

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of December 31,		For the quarter ended December 31,		yoy change	For the quarter ended December 31,		yoy change	For the quarter ended December 31,		yoy change
	2019	2021	2019	2021		2019	2021		2019	2021	(p.p.)
Economy hotels	2,442	2,442	163	130	-20.1%	186	181	-2.8%	87.9%	72.2%	-15.7
Leased and owned hotels	380	380	185	145	-21.8%	211	202	-4.4%	87.7%	71.7%	-16.0
Manachised and franchised hotels	2,062	2,062	158	127	-19.7%	179	175	-2.4%	87.9%	72.3%	-15.6
Midscale and upscale hotels	1,160	1,160	269	206	-23.5%	325	313	-3.7%	82.9%	65.9%	-17.0
Leased and owned hotels	187	187	329	229	-30.6%	394	369	-6.5%	83.5%	62.0%	-21.5
Manachised and franchised hotels	973	973	253	200	-21.0%	305	298	-2.4%	82.7%	66.9%	-15.8
Total	3,602	3,602	204	160	-21.7%	237	229	-3.5%	86.0%	69.7%	-16.2

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the year			For the year			For the year
	As of December 31,		ended December 31,		yoy change	ended December 31,		yoy change	ended December 31,		yoy change
	2020	2021	2020	2021		2020	2021		2020	2021	(p.p.)
Economy hotels	3,341	3,341	125	138	10.8%	164	182	10.8%	75.8%	75.8%	+0.0
Leased and owned hotels	388	388	131	153	17.3%	179	206	15.0%	73.0%	74.5%	+1.5
Manachised and franchised hotels	2,953	2,953	123	135	9.3%	161	177	9.7%	76.4%	76.1%	-0.3
Midscale and upscale hotels	1,734	1,734	202	221	9.3%	289	315	8.8%	69.8%	70.1%	+0.3
Leased and owned hotels	222	222	219	250	14.2%	338	378	11.7%	64.8%	66.2%	+1.4
Manachised and franchised hotels	1,512	1,512	198	214	8.1%	279	301	8.0%	70.9%	71.0%	+0.1
Total	5,075	5,075	156	172	10.2%	213	234	10.0%	73.3%	73.5%	+0.1

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the year			For the year			For the year
	As of December 31,		ended December 31,		yoy change	ended December 31,		yoy change	ended December 31,		yoy change
	2019	2021	2019	2021		2019	2021		2019	2021	(p.p.)
Economy hotels	2,442	2,442	172	138	-19.8%	190	182	-4.7%	90.2%	75.9%	-14.3
Leased and owned hotels	380	380	193	151	-21.6%	213	203	-4.4%	90.7%	74.4%	-16.3
Manachised and franchised hotels	2,062	2,062	166	134	-19.3%	185	176	-4.7%	90.1%	76.3%	-13.7
Midscale and upscale hotels	1,160	1,160	275	218	-20.8%	331	315	-4.8%	83.0%	69.0%	-14.0
Leased and owned hotels	187	187	335	244	-26.9%	398	371	-6.8%	84.1%	65.9%	-18.2
Manachised and franchised hotels	973	973	256	209	-18.4%	310	299	-3.6%	82.7%	70.0%	-12.7
Total	3,602	3,602	209	167	-20.1%	238	227	-4.7%	87.6%	73.4%	-14.2

Operating Results: Legacy-DH(4)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q4 2021	Closed in Q4 2021	Net added in Q4 2021	As of December 31, 2021(5)	As of December 31,2021	As of December 31,2021
Leased hotels	1	-	1	76	14,264	28
Manachised and franchised hotels	3	(1)	2	48	10,809	9
Total	4	(1)	3	124	25,073	37

(4)	Legacy-DH refers to DH.

(5)	As of December 31, 2021, a total of 4 hotels were temporarily closed. 1 hotel was closed for renovation and 1 hotel was closed due to flood damage. Additionally, 1 hotel was in winter break and 1 hotel was temporarily closed due to low demand.

	For the quarter ended
	December 31,	September 30,	December 31,	yoy
	2020	2021	2021	change
Average daily room rate (in EUR)
Leased hotels	78	94	95	21.6%
Manachised and franchised hotels	73	104	93	26.6%
Blended	76	99	94	23.5%
Occupancy rate (as a percentage)
Leased hotels	20.9%	48.0%	42.8%	+22.0	p.p.
Managed and franchised hotels	25.4%	49.4%	50.7%	+25.3	p.p.
Blended	22.5%	48.6%	46.1%	+23.6	p.p.
RevPAR (in EUR)
Leased hotels	16	45	41	149.6%
Managed and franchised hotels	19	52	47	152.7%
Blended	17	48	43	152.6%

	For the year ended
	December 31,	December 31,	yoy
	2020	2021	change
Average daily room rate (in EUR)
Leased and owned hotels	89	91	2.2%
Manachised and franchised hotels	85	89	4.8%
Blended	88	90	3.0%
Occupancy rate (as a percentage)
Leased and owned hotels	33.9%	31.6%	-2.3	p.p.
Manachised and franchised hotels	36.3%	40.5%	+4.2	p.p.
Blended	34.8%	35.2%	+0.3	p.p.
RevPAR (in EUR)
Leased and owned hotels	30	29	-4.6%
Manachised and franchised hotels	31	36	16.8%
Blended	31	32	4.0%

Hotel Portfolio by Brand

	As of December 31, 2021
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,786	387,895	1,206
HanTing Hotel	3,027	274,118	696
Hi Inn	443	24,674	117
Elan Hotel(6)	1,083	64,606	353
Ibis Hotel	219	22,834	28
Zleep Hotels	14	1,663	12
Midscale hotels	2,450	271,421	1,072
Ibis Styles Hotel	79	8,404	21
Starway Hotel	528	44,016	252
JI Hotel	1,381	166,836	575
Orange Hotel	432	47,393	217
CitiGO Hotel	30	4,772	7
Upper midscale hotels	454	67,068	264
Crystal Orange Hotel	144	19,190	58
Manxin Hotel	84	8,273	62
Madison Hotel	37	5,490	56
Mercure Hotel	125	21,217	50
Novotel Hotel	15	4,032	13
IntercityHotel(7)	49	8,866	25
Upscale hotels	125	23,056	61
Jaz in the City	3	587	1
Joya Hotel	9	1,760	0
Blossom House	34	1,658	39
Grand Mercure Hotel	7	1,485	3
Steigenberger Hotels & Resorts(8)	65	16,389	12
MAXX (9)	7	1,177	6
Others	15	3,776	5
Other hotels(10)	15	3,776	5
Total	7,830	753,216	2,608

(6)	As of December 31, 2021, 70 Ni Hao Hotels were included in the operational hotel for Elan Hotels and 163 Ni Hao Hotels were included in the pipeline for Elan Hotels.

(7)	As of December 31, 2021, 2 operational hotels and 8 pipeline hotels of IntercityHotel were in China.

(8)	As of December 31, 2021, 14 operational hotels and 6 pipeline hotels of Steigenberger Hotels & Resorts were in China.

(9)	As of December 31, 2021, 2 operational hotels and 5 pipeline hotels of MAXX were in China.

(10)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of December 31, 2021, Huazhu operated 7,830 hotels with 753,216 rooms in operation in 17 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel and CitiGO Hotel. Upon the completion of the acquisition of DH on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, MAXX by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotels. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of December 31, 2021, Huazhu operates 14 percent of its hotel rooms under lease and ownership model, and 86 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.